Exhibit 99.1

Bayer AG
Communications,
Government Relations & Corporate Brand
News Release	51368 Leverkusen
Germany
Tel. +49 214 30-1
www.news.bayer.com

Bayer Comments on Monsanto’s Statement

Regarding Proposed Transaction

Leverkusen, May 24, 2016 — Bayer announced today that it looks forward to engaging in constructive discussions with Monsanto regarding the proposed transaction. Bayer reiterated that its USD 122 per share all-cash proposal provides full and certain value for Monsanto shareholders.

“We are pleased that Monsanto’s Board shares our belief in the substantial benefits an integrated strategy could provide to growers and broader society,” said Werner Baumann, CEO of Bayer AG. “We are confident that we can address any potential financing or regulatory matters related to the transaction. Bayer remains committed to working together to complete this mutually compelling transaction.”

Bayer does not intend to make further comment at this time.

For more information please visit: www.advancingtogether.com

Bayer: Science For A Better Life

Bayer is a global enterprise with core competencies in the Life Science fields of health care and agriculture. Its products and services are designed to benefit people and improve their quality of life. At the same time, the Group aims to create value through innovation, growth and high earning power. Bayer is committed to the principles of sustainable development and to its social and ethical responsibilities as a corporate citizen. In fiscal 2015, the Group employed around 117,000 people and had sales of EUR 46.3 billion. Capital expenditures amounted to EUR 2.6 billion, R&D expenses to EUR 4.3 billion. These figures include those for the high-tech polymers business, which was floated on the stock market as an independent company named Covestro on October 6, 2015. For more information, go to www.bayer.com.

Contact:

Günter Forneck, phone +49 214 30-50446

Email: guenter.forneck@bayer.com

Christian Hartel, phone +49 214 30-47686

Email: christian.hartel@bayer.com

For more information, go to www.bayer.com.

ha                   (2016-0132E)

Forward-Looking Statements

This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”). This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto. No tender offer for the shares of Monsanto has commenced at this time. At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer. Any definitive tender offer documents will be mailed to the stockholders of Monsanto. STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES. Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.